[redacted]

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
121

SECU 12014659 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 53145

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31,2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meredith Whitney Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 West 57th Street
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Meredith Whitney 212-542-4320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tabriztchi & Co., CPA, P.C.
(Name – *if individual, state last, first, middle name*)

7 Twelfth Street (Address) Garden City (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Meredith Whitney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meredith Whitney Securities LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Notary Public

Virginia M. Brown
Notary Public, State of New York
No.01BR6245275
Qualified in New York County
My Commission Expires September 19, 201-

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEREDITH WHITNEY SECURITIES LLC
FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011
AND INDEPENDENT AUDITORS' REPORTS THEREON

ACCOMPANYING
ANNUAL AUDITED REPORT FORM X-17A-5 PART III
FOR THE YEAR ENDED DECEMBER 31, 2011
SEC FILE NO 8-53145

MEREDITH WHITNEY SECURITIES LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011
AND INDEPENDENT AUDITORS' REPORTS THEREON
TABLE OF CONTENTS

TABRIZTCHI & CO., CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Members of AICPA

Registered with PCAOB

INDEPENDENT AUDITORS' REPORT

To the Member
Meredith Whitney Securities LLC
New York, NY

We have audited the accompanying statement of financial condition of Meredith Whitney Securities LLC ("the Company") as of December 31, 2011, and the related statements of operations, changes in member's equity changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meredith Whitney Securities LLC as of December 31, 2011 and the results of its operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II, on pages 13 and 14, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tabriztchi & Co. CPA, PC

Garden City, New York
February 23, 2012

7 Twelfth Street Garden City, NY 11530 ♦ Tel: 516-746-4200 ♦ Fax: 516-746-7900
Email:Info@Tabrizcpa.com ♦ www.Tabrizcpa.com

MEREDITH WHITNEY SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

Assets	
Cash	$ 60,890
Prepaid expenses	2,982
Equipment and furniture, net	3,829
Total assets	$ 67,701
Liabilities and Members Equity	$ -
Liabilities	-
Member's equity	67,701
Total liabilities and member's equity	$ 67,701

The accompanying notes are an integral part of the financial statements.

MEREDITH WHITNEY SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenue:	$ -
Total revenue	-
Operating expenses:	
Outsourced payroll expense	41,368
Professional fees	3,500
Write-off goodwill	10,000
Regulatory fees	3,192
Insurance expense	1,491
Depreciation	1,500
Miscellaneous	2,804
Total operating expenses	63,855
Net loss	$ (63,855)

The accompanying notes are an integral part of the financial statements.

MEREDITH WHITNEY SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

Member equity, January 1, 2011	$	65,583
Member Contributions		65,973
Net loss		(63,855)
Member equity, December 31, 2011	$	67,701

The accompanying notes are an integral part of the financial statements.

MEREDITH WHITNEY SECURITIES LLC
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2011

Balance, January 1, 2011	$	-
Increases		-
Decreases		-
Balance, December 31, 2011	$	-

The accompanying notes are an integral part of the financial statements.

MEREDITH WHITNEY SECURITIES LLC
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:	
Net loss	$ (63,855)
Adjustments to reconcile net income to net cash provided by operating activities:	
Write-off of goodwill	10,000
Depreciation	1,500
Changes in current assets and liabilities:	
Prepaid Expense	(2,982)
Net cash used by operating activities	(55,337)
Cash flows from investing activities	-
Cash flows from financing activities	
Proceeds from Member's contributions	65,973
Net cash provided by financing activities	65,973
Net change in cash and cash equivalents	10,636
Cash and cash equivalents, January 1, 2011	50,254
Cash and cash equivalents, December 31, 2011	$ 60,890
Supplemental disclosure of cash flow data:	
Cash paid during the year for interest	$ -
Cash paid during the year for taxes	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 -NATURE OF BUSINESS

Organization

Meredith Whitney Securities LLC (the "Company") is a Delaware limited liability company. As of December 31, 2010, Meredith Whitney Advisory Group, LLC (the "Member") is the sole member of the Company. On August 13, 2009, the Member purchased all the limited liability membership interests of the Company, then known as Seegall Benson Leucadia Securities LLC, a registered broker dealer. On August 13, 2009, the Company's amended its certificate of formation to reflect its change in name to Meredith Whitney Securities LLC.
On January 12, 2010, FINRA granted the continuing membership application of the Company (formerly Seegal Benson Leucadia Securities LLC) with regard to its request to complete a 100% ownership change.

During the period from August 13, 2009 to December 31, 2010 the Company has been inactive other than maintaining its regulatory compliance. The investment objective of the Company is to establish a broker dealer. In 2011, the Company hired one individual in efforts to begin operations, however, later in 2011 such employee was terminated and efforts to continue operations ceased.

Member's personal liability for debts is generally limited similarly to shareholder's liability for corporate debts.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States. Assets, liabilities, income and expenses are accounted for on the accrual basis of accounting, whereby they are recognized when earned or incurred.

Use of Estimates

Management is required to make estimates and assumptions to prepare financial statements in conformity with U.S. generally accepted accounting principles (*"GAAP"*). Management's estimates and assumptions materially affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are stated at market value. Cash equivalents include only securities having a maturity of three months or less at the time of purchase. The Company maintains its cash balances in non-interest bearing accounts in a financial institution located in the northeastern region of the United States, The Company's bank account balances are insured by the Federal Deposit Insurance Corporation up to $250,000. In addition, under the temporary program, all non-interest bearing accounts are insured in full. This program is scheduled to expire on December 31, 2012.

Income Taxes

The Company is not a taxpaying entity for income tax purposes and, accordingly, no provision has been made for income taxes. All profits and losses of the Company pass through to the sole member.

Statement of Cash Flows

For purposes of reporting on the statement of cash flows, cash and cash equivalents include cash and interest bearing deposits with original maturity of three months or less.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including quoted market prices and discounted cash flows. The established hierarchy for inputs used, in measuring fair value, maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect a company's judgment concerning the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2 – Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 – Valuations based on inputs that are unobservable and significant to the

overall fair value measurement, which utilize the Company's estimates and assumptions.

If the volume and level of activity for an asset or liability have significantly decreased, the Company will still evaluate the fair value estimate as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.

The following table sets forth the fair value of our financial assets that were measured on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 60,890	-	-

Goodwill

Goodwill represents the excess purchase price over the fair value of net assets acquired related to the acquisition of the Company on December 31, 2011. The Company does not amortize goodwill. Goodwill is tested for impairment at least annually or whenever indications of impairment exist. In testing for the potential impairment of goodwill, management estimates the fair value of the Company and compares it to the carrying value. If the estimated fair value of the Company is less than its carrying value, management is required to determine the fair value of all assets and liabilities of the Company, including goodwill. If the carrying value of the Company's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess. At December 31, 2011 the Company recorded an impairment charge of $10,000.

Equipment

Equipment is stated at cost, less accumulated depreciation. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using the straight-line method.

NOTE 3 - CASH

The carrying value of cash held at banking institutions at December 31, 2011 was $60,890.

NOTE 4 -RELATED PARTY TRANSACTIONS

On August 13, 2009, the Company and the Member entered into an agreement in a manner consistent with Securities and Exchange Commission (SEC) Rules 15c3-17a-3, 17a-4 and 17a-5 and other relevant SEC and Financial Industry Regulatory Authority (FINRA) regulations and interpretations, whereas the Member agreed to assume and be legally

obligated to pay the operating expenses and liabilities relating to the operation of the Company. As of December 31, 2011, the no amounts were due to the Member.

NOTE 5 - EQUIPMENT

At December 31, 2011, equipment consists of the following:

Furniture and office equipment	$	7,494
Accumulated depreciation		(3,665)
Furniture and office equipment, net	$	3,829

Depreciation expense for the year ended December 31, 2011 was $1,500.

NOTE 6 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15(c) 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. The Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011 the Company had net capital of $60,890 which was $55,890 in excess of its minimum dollar net capital requirement of $5,000. The ratio of aggregate indebtedness to net capital was 0 to 1.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Execution Agreement

Pursuant to an execution agreement dated February 28, 2010 with Goldman, Sachs & Co. ("the Executing Broker"), the Company will introduce all of its securities transaction to the Executing Broker") on a fully disclosed basis. All of the customers' money balances and long and short securities positions will be carried on the books of the Executing Broker. In accordance with the execution agreement, the Company has agreed to indemnify the Executing Broker for losses, if any, which the Executing Broker may sustain from carrying securities transactions introduced by the Company. As of December 31, 2011, the Company had not engaged in any securities transactions.

NOTE 8 - SUBSEQUENT EVENTS

Management had considered subsequent events through February 21, 2012; the date financial statements were available to be issued. During this period there have been no events that would require recognition or disclosure in the financial statement.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2011

MEREDITH WHITNEY SECURITIES LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

SCHEDULE I

Computation of Net Capital		
Total member's equity	$	67,701
Liabilities subordinated to claims of general creditors allowable in the computation of net capital		-
Total capital and allowable subordinated liabilities		67,701
Less:		
Non-allowable assets		
Prepaid expenses		(2,982)
Fixed assets		(3,829)
Net capital before haircuts		60,890
Less:		
Haircuts on securities		-
Net capital		60,890
Aggregate indebtedness		-
Computation of basic net capital requirement		
Greater of 6 2/3% of aggregate indebtedness or $5,000		5,000
Net capital in excess of requirements	$	55,890
Ratio of aggregate indebtedness to net capital		0 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II A filing.

SUPPLEMENTAL SCHEDULE OF COMPUTATION DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15(C) 3-3 AS OF DECEMBER 31, 2011

SCHEDULE 2

STATEMENT REGARDING SEC RULE I5c3-3 DECEMBER 31, 2011

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (ii) of that Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5(g)(1) OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
Meredith Whitney Securities LLC
New York, NY

In planning and performing our audit of the financial statements of Meredith Whitney Securities LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have· made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tabriztchi & Co, CPA, PC

Garden City, New York
February 23, 2012

TABRIZTCHI & CO., CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Members of AICPA
Registered with PCAOB

INDEPENDENT ACCOUNTANTS REPORT ON APPLYING AGREED UPON PROCEDUES TO MEREDITH WHITNEY SECURITIES LLC'S SIPC ASSESSMENT RECONCILIATION

To The Sole Member
Meredith Whitney Securities LLC
50 West 57h Street, 2nd Fl
New York NY 10019

In accordance with Rule 17a-S(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Meredith Whitney Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Meredith Whitney Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Meredith Whitney Securities LLC's management is responsible for Meredith Whitney Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in Meredith Whitney Securities LLC's general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an

opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tabriztchi & Co, CPA, P.C

Garden City, New York
February 23, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053145 FINRA DEC
MEREDITH WHITNEY SECURITIES LLC 7*7
50 W 57TH ST 2ND FL
NEW YORK NY 10019-3914

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jonathan Hurd 631-801-2850

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) (150.00)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ (150.00)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(150.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Meredith Whitney Securities LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINOP
(Title)

Dated the 11 day of January, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 20 11 and ending Dec 31, 20 11

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 0
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0 (to page 1, line 2.A.)